Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Cummins Inc. and Tata Motors strengthen their 30- year alliance to power a cleaner India with low- to zero emissions technologies for mobility solutions

Mumbai, April 26, 2023: We wish to inform you that Cummins Inc., USA, the parent company of Tata Cummins Private Limited, joint venture of Tata Motors Limited (‘the Company’), has today issued a press release on the signing of a definitive agreement to manufacture a range of low-to zero-emissions technology products in India over the next few years.

A copy of the press release issued by Cummins Inc., USA on the aforesaid matter is reproduced hereunder.

This is for the information of the Exchange and the members.

Contact:

Jon Mills, Director- External Communications

(317) 658-4540 / jon.mills@cummins.com

Cummins Inc. and Tata Motors strengthen their 30- year alliance to power a cleaner India with low- to zero-emissions technologies for mobility solutions

Columbus, IN – Global power leader Cummins Inc. (NYSE: CMI) announced today that it has signed a definitive agreement with Tata Motors Limited (TML), to manufacture a range of low- to zero-emissions technology products in India over the next few years. The definitive agreement was signed by Jennifer Rumsey, President and Chief Executive Officer, Cummins Inc., and Girish Wagh, Executive Director, Tata Motors, at Cummins Inc. headquarters in Columbus, Indiana, USA. Senior officials and dignitaries from Cummins, the company’s India leadership team and Tata Motors were present during the signing of the agreement.

Tata Motors and Cummins have a 30-year strong partnership through their joint venture Tata Cummins Private limited (TCPL) in India, established in 1993. The signing of this definitive agreement further strengthens their relationship and is a step forward from the Memorandum of Understanding (MoU) signed between the two organizations in November 2022 to collaborate on the design and development of low- and zero-emissions propulsion technology solutions for commercial vehicles in India.

As a part of this agreement, Cummins and TML have set up a new business entity called TCPL Green Energy Solutions Private Limited (GES), a wholly owned subsidiary under the existing joint venture with a focus on the development and manufacturing of sustainable technology products that will include hydrogen-powered internal combustion engines, fuel delivery systems, and battery electric powertrains and fuel cell electric systems through the AcceleraTM by Cummins brand. The low- to zero-emissions technologies developed by TCPL GES will be integrated into both on-highway and off-highway applications for domestic and international markets. This agreement will play a pivotal role in developing sustainable powertrain solutions that will help in mitigating greenhouse gas emissions, improving air quality, and supporting India's net-zero ambitions.

Post signing the agreement, Jennifer Rumsey, Cummins President, and Chief Executive Officer said, “Progress requires partnership, and I am delighted that we are embarking on this decarbonization journey with our trusted partner of 30 years – Tata Motors. Together, we will advance low- and zero-emissions technologies in a way that is best for our customers, communities, and the planet. By doing so, we are also unlocking new opportunities to innovate for our employees all over the world and those who share our passion for powering a more prosperous world.”

Speaking on occasion, Girish Wagh, Executive Director of Tata Motors said, “Tata Motors is leading the global megatrend of green, smart, and safe mobility in India. Our goal is to achieve net zero emissions by 2045 in the commercial vehicles segment. We are collaborating with partners who believe in this vision and are delighted to further strengthen our three-decade long association with Cummins Inc. Together, we will develop and indigenise smart and green powertrain technologies to create India specific sustainable mobility solutions. Our commitment and proactive actions towards zero-emission technologies will enable customers to progressively and seamlessly transition to cleaner and commercially viable mobility solutions, in the coming years, thus shaping the future of mobility in India.”

Expressing his delight on India being one of the first markets to receive Cummins’ Hydrogen engines, Ashwath Ram, Managing Director, Cummins Group in India shared his views, "I am thrilled about the collaboration between Cummins and Tata Motors, which will provide a significant boost to India's Green Hydrogen Mission, electrification and net zero goals. Our shared vision of a cleaner and greener India is backed by a promising combination of global technological expertise, deep understanding of the Indian market, and robust product development and manufacturing capabilities. As we move forward in our partnership, we will continue to explore new technologies and invest in research and development to commercialize them in the coming years. Our focus is on developing innovative and sustainable solutions that cater to the evolving needs of the Indian Commercial vehicle market, and we are confident that this collaboration will enable us to achieve this goal.”

About Cummins Inc.

Cummins Inc., a global power technology leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. The company’s products range from internal combustion, electric and hybrid integrated power solutions to components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, electric power generation systems, microgrid controls, batteries, electrolyzers and fuel cell products. Headquartered in Columbus, Indiana (U.S.), since its founding in 1919, Cummins employs approximately 73,600 people committed to powering a more prosperous world through three global corporate responsibility priorities critical to healthy communities: education, environment, and equality of opportunity. Cummins serves its customers online, through a network of company-owned and independent distributor locations, and through thousands of dealer locations worldwide and earned about $2.2 billion on sales of $28.1 billion in 2022.See how Cummins is powering a world that’s always on by accessing news releases and more information at https://www.cummins.com/always-on.

About Cummins Group in India

Cummins in India, a power leader, is a group of complementary business units that design, manufacture, distribute, and service engines and related technologies, including fuel systems, air handling, filtration, emission solutions, and electrical power generation systems. Its technology and pioneering initiatives are bringing innovative solutions and dependable services at the best possible value to users across the country. Its high-performance outlook is based on customer focus, integrity, and capability of its people. Part of the $24 billion Cummins Inc. USA, Cummins in India is a Group of eight legal entities across 200 locations in the country with a combined turnover of ₹24,000 crores in 2022 and employing over 10,000 individuals.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the

Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.